SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com December 15, 2017

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Sally Samuel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The GDL Fund

(File Nos. 333-213902 & 811-21969)

Dear Ms. Samuel:

Thank you for your oral comments provided on December 11, 2017 regarding your review of Pre-Effective Amendment No. 3 to the registration statement on Form N-2 filed on December 5, 2017 (the “Registration Statement”) by The GDL Fund (the “Fund”) with the U.S. Securities and Exchange Commission (the “Staff”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes in response to your comments will be reflected in the definitive prospectus and statement of additional information filed in connection with the first takedown of securities, if any, from the Registration Statement (the “Definitive Prospectus”).

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

* * * * * * *

Sally Samuel

December 15, 2017

Prospectus Summary

1.	Under the heading “Dividends and Distributions—Preferred Shares Distributions,” please disclose whether distributions to the Fund’s preferred shareholders for the fiscal year ended December 31, 2016 included a return of capital.

The Fund supplementally informs the Staff that the Fund’s preferred share distributions for the fiscal year ended December 31, 2016 did not include a return of capital.

Prospectus Supplements

2.

Under the “Special Characteristics and Risks of the Rights—Dilution” heading on pages S-6 and U-6, the Prospectus Supplements state, “On the other hand, if the Subscription Price is above the Fund’s net asset value per share on the Expiration Date . . .. less than the increase in the amount of the Fund’s net assets.” Please place brackets around this paragraph.

The Fund will make the requested change in the Definitive Prospectus.

Statement of Additional Information

3.

Please explain why the Fund does not disclose a fundamental investment policy regarding investments in short sales, purchases on margin, and the writing of put and call options in the Fund’s Statement of Additional Information.

Item 17.2.b of Form N-2 requires a fund to disclose “any fundamental policy . . . not described in the prospectus with respect to . . . short sales, purchases on margin, and the writing of put and call options.” Sections 8 and 13 of the Investment Company Act of 1940, as amended (the “1940 Act”), do not require a registered investment company to adopt a fundamental policy with respect to short sales, purchases on margin, and the writing of put and call options. A fundamental policy regarding short sales, purchases on margin, and the writing of put and call options is required to be disclosed in a fund’s Statement of Additional Information if the fund has adopted a fundamental policy regarding short sales, purchases on margin, and the writing of put and call options and has not disclosed such policy in the fund’s prospectus. As the 1940 Act does not require the Fund to adopt a fundamental policy regarding short sales, purchases on margin, and the writing of put and call options, and the Fund has not done so, there is no such fundamental policy to disclose in its Statement of Additional Information.

Sally Samuel

December 15, 2017

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Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon